                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 18 )*


                               TRISTAR CORPORATION
                               -------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)


                                    778242107
                                    ---------
                                 (CUSIP Number)



                     Kirit Sheth; P.O. Box 16758; Jebel Ali
         Free Zone; Dubai, United Arab Emirates, Tel: 011-97-14-519-444
         --------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                October 16, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Mahendra Sheth
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     India
--------------------------------------------------------------------------------
               NUMBER OF        7     SOLE VOTING POWER:                     -0-
                SHARES          ------------------------------------------------
              BENEFICIALLY      8     SHARED VOTING POWER: 15,717,886 shares,
                OWNED BY              includes (i) 2,400,000 shares capable of
                  EACH                being acquired through exercise of a
                REPORTING             warrant, (ii) 537,142 shares capable of
                                      being acquired through conversion of
                                      537,142 shares of the Company's Series A
                                      Preferred Stock, and (iii) 482,760 shares
                                      capable of being acquired through
                                      conversion of 120,690 shares of the
                                      Company's Series B Preferred Stock.
                                ------------------------------------------------
                PERSON          9     SOLE DISPOSITIVE POWER:                -0-
                WITH            ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER: 15,717,886
                                      shares, includes (i) 2,400,000 shares
                                      capable of being acquired through exercise
                                      of a warrant, (ii) 537,142 shares capable
                                      of being acquired through conversion of
                                      537,142 shares of the Company's Series A
                                      Preferred Stock, and (iii) 482,760 shares
                                      capable of being acquired through
                                      conversion of 120,690 shares of the
                                      Company's Series B Preferred Stock.
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             15,717,886 shares, includes (i) 2,400,000 shares capable of being acquired through exercise of a warrant, (ii) 537,142 shares capable of being acquired through conversion of 537,142 shares of the Company's Series A Preferred Stock, and (iii) 482,760 shares capable of being acquired through conversion of 120,690 shares of the Company's Series B Preferred Stock.
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     77.8%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Shashikant Sheth
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [X]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     India
--------------------------------------------------------------------------------
               NUMBER OF        7     SOLE VOTING POWER:                     -0-
                SHARES          ------------------------------------------------
              BENEFICIALLY      8     SHARED VOTING POWER: 15,717,886 shares,
                OWNED BY              includes (i) 2,400,000 shares capable of
                  EACH                being acquired through exercise of a
                REPORTING             warrant, (ii) 537,142 shares capable of
                                      being acquired through conversion of
                                      537,142 shares of the Company's Series A
                                      Preferred Stock, and (iii) 482,760 shares
                                      capable of being acquired through
                                      conversion of 120,690 shares of the
                                      Company's Series B Preferred Stock.
                                ------------------------------------------------
               PERSON           9     SOLE DISPOSITIVE POWER:                -0-
                WITH            ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER: 15,717,886
                                      shares, includes (i) 2,400,000 shares
                                      capable of being acquired through exercise
                                      of a warrant, (ii) 537,142 shares capable
                                      of being acquired through conversion of
                                      537,142 shares of the Company's Series A
                                      Preferred Stock, and (iii) 482,760 shares
                                      capable of being acquired through
                                      conversion of 120,690 shares of the
                                      Company's Series B Preferred Stock.
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             15,717,886 shares, includes (i) 2,400,000 shares capable of being acquired through exercise of a warrant, (ii) 537,142 shares capable of being acquired through conversion of 537,142 shares of the
             Company's Series A Preferred Stock, and (iii) 482,760 shares capable of being acquired through conversion of 120,690 shares of the Company's Series B Preferred Stock.
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     77.8%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Kirit Sheth
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     India
--------------------------------------------------------------------------------
               NUMBER OF        7     SOLE VOTING POWER:                     -0-
                SHARES          ------------------------------------------------
              BENEFICIALLY      8     SHARED VOTING POWER: 15,717,886 shares,
                OWNED BY              includes (i) 2,400,000 shares capable of
                  EACH                being acquired through exercise of a
                REPORTING             warrant, (ii) 537,142 shares capable of
                                      being acquired through conversion of
                                      537,142 shares of the Company's Series A
                                      Preferred Stock, and (iii) 482,760 shares
                                      capable of being acquired through
                                      conversion of 120,690 shares of the
                                      Company's Series B Preferred Stock.
                                ------------------------------------------------
               PERSON           9     SOLE DISPOSITIVE POWER:                -0-
                WITH            ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER: 14,697,984
                                      shares, includes 2,400,000 shares of
                                      capable of being acquired through exercise of a warrant


--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             15,717,886 shares, includes (i) 2,400,000 shares capable of being acquired through exercise of a warrant, (ii) 537,142 shares capable of being acquired through conversion of 537,142 shares of the
             Company's Series A Preferred Stock, and (iii) 482,760 shares capable of being acquired through conversion of 120,690 shares of the Company's Series B Preferred Stock.
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     77.8%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Virendra Sheth
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [X]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
               NUMBER OF        7     SOLE VOTING POWER:                     -0-
                SHARES          ------------------------------------------------
              BENEFICIALLY      8     SHARED VOTING POWER: 15,717,886 shares,
                OWNED BY              includes (i) 2,400,000 shares capable of
                  EACH                being acquired through exercise of a
                REPORTING             warrant, (ii) 537,142 shares capable of
                                      being acquired through conversion of
                                      537,142 shares of the Company's Series A
                                      Preferred Stock, and (iii) 482,760 shares
                                      capable of being acquired through
                                      conversion of 120,690 shares of the
                                      Company's Series B Preferred Stock.
                                ------------------------------------------------
               PERSON           9     SOLE DISPOSITIVE POWER:                -0-
                WITH            ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER: 15,717,886
                                      shares, includes (i) 2,400,000 shares
                                      capable of being acquired through exercise
                                      of a warrant, (ii) 537,142 shares capable
                                      of being acquired through conversion of
                                      537,142 shares of the Company's Series A
                                      Preferred Stock, and (iii) 482,760 shares
                                      capable of being acquired through
                                      conversion of 120,690 shares of the
                                      Company's Series B Preferred Stock.
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                     -0-
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     Not applicable
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Starion International Limited
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [X]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands
--------------------------------------------------------------------------------
               NUMBER OF        7     SOLE VOTING POWER:                     -0-
                SHARES          ------------------------------------------------
              BENEFICIALLY      8     SHARED VOTING POWER: 5,113,174 shares,
                OWNED BY              includes 2,400,000 shares capable of
                 EACH                 being acquired through exercise of a
               REPORTING              warrant
                PERSON          ------------------------------------------------
                 WITH           9     SOLE DISPOSITIVE POWER:                -0-
                                ------------------------------------------------
                                10    SHARED VOTING POWER: 5,113,174 shares,
                                      includes 2,400,000 shares capable of
                                      being acquired through exercise of a
                                      warrant
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

             5,113,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant.
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     26.7%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Transvit Manufacturing Corporation
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands
--------------------------------------------------------------------------------
               NUMBER OF        7     SOLE VOTING POWER:                     -0-
                SHARES          ------------------------------------------------
              BENEFICIALLY      8     SHARED VOTING POWER: 10,497,712 shares,
                OWNED BY              includes 537,142 shares capable of being
                  EACH                acquired through conversion of 537,142
                REPORTING             shares of the Company's Series A Preferred
                                      Stock and 482,760 shares capable of being
                                      acquired through conversion of 120,690
                                      shares of the Company's Series B Preferred
                                      Stock.
                                ------------------------------------------------
               PERSON           9     SOLE DISPOSITIVE POWER:                -0-
                WITH            ------------------------------------------------
                                10    SHARED VOTING POWER: 10,497,712 shares,
                                      includes 537,142 shares capable of being
                                      acquired through conversion of 537,142
                                      shares of the Company's Series A Preferred
                                      Stock and 482,760 shares capable of being
                                      acquired through conversion of 120,690
                                      shares of the Company's Series B Preferred
                                      Stock.
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,497,712 shares, includes 537,142 shares capable of being acquired through conversion of 537,142 shares of the Company's
             Series A Preferred Stock and 482,760 shares capable of being acquired through conversion of 120,690 shares of the Company's
             Series B Preferred Stock.
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     58.9%
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 18 to the Statement on Schedule 13D filed jointly by Mahendra Sheth, Shashikant Sheth and Kirit Sheth (collectively the "Core Sheth Family"), together with Starion International Limited ("Starion"), Transvit Manufacturing Corporation ("Transvit Manufacturing"), and Virendra Sheth (all of the foregoing referred to collectively as the "Reporting Persons") (the "Schedule 13D") pursuant to a joint filing agreement attached to this Amendment No. 18 as Exhibit 1, relates to the Common Stock of TRISTAR CORPORATION, formerly known as Ross Cosmetics Distribution Centers, Inc. (the "Issuer"). Jamnadas Odhavji Sheth and Jayesh Jamnadas Sheth, who were formerly members of the group of Reporting Persons, are parties to this Amendment No. 18 solely for the purpose of acknowledging the accuracy of the information contained herein.


         The Schedule 13D is amended as follows:


ITEM 1.  SECURITY AND ISSUER.

         This amendment relates to actions taken by present members of the Core Sheth Family (as defined above) to separate their business interests in Tristar which were formerly shared with members of another family with the same last name but unrelated by blood. The Common Stock of the Issuer trades on the Nasdaq National Market. The name of the Issuer is Tristar Corporation and its principal executive address is 105 S. St. Mary's Street, San Antonio, Texas 78205.


ITEM 2.  IDENTITY AND BACKGROUND.

         No amendment.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         Not applicable.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Core Sheth Family presently consists of three brothers:
Mahendrakumar Sunderlal Sheth, Shashikant Sunderlal Sheth and Kirit Sunderlal Sheth. Currently, the Core Sheth Family exercises joint beneficial ownership and voting control over 12,297,984 shares of Common Stock of the Issuer, 2,400,000 warrants of the Issuer, 537,142 shares of the Series A Preferred Stock of the Issuer, and 120,690 shares of the Series B Preferred Stock of the Issuer through Transvit Manufacturing Corporation and Starion International Ltd. All shares of the Series A Preferred Stock and the Series B Preferred Stock are convertible into shares of Common Stock of the Issuer within 60 days.

         The Core Sheth Family has separated its business interests in Tristar from Jamnadas Odhavji Sheth, who is unrelated by blood to the members of the Core Sheth Family, and who along with entities under his control formerly shared joint beneficial ownership and voting control over the Common and Preferred Stock of the Issuer mentioned above. As part of the separation arrangement, Jamnadas Odhavji Sheth and entities under his control have relinquished their rights to the legal and beneficial ownership and voting rights to all of the Common Stock, warrants and Preferred Stock of the Issuer in favor of the remaining Core Sheth Family members in exchange for shares of other companies owned by the Core Sheth Families on terms as set forth in the Agreement between the Core Sheth Families ("Agreement") attached hereto as Exhibit 2. In addition, Jayesh Jamnadas Sheth, who is the son of Jamnadas Odhavji Sheth and who was formerly a Reporting Person without having any legal or beneficial ownership interest in any of the Common Stock, warrants or Preferred Stock of the Issuer, has ceased to be a Reporting Person. Any description herein of, or relating to, the Agreement is qualified in its entirety by reference to the Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The following table sets forth the aggregate number and percentage of the outstanding Common Stock of the Issuer currently beneficially owned by the Reporting Persons.


                                         Sole              Shared            Aggregate Shares        Percentage of
                                        Voting             Voting              Beneficially              Common
              Name                       Power              Power                 Owned                  Stock
---------------------------------- ------------------ ------------------ ------------------------- -------------------
All Reporting Persons as a Group          -0-              15,717,886              15,717,886               77.8

The Core Sheth Family                     -0-              15,717,886              15,717,886               77.8

Transvit Manufacturing                    -0-              10,497,712              10,497,712               58.9

Shashikant Sheth                          -0-              15,717,886              15,717,886               77.8

Mahendra Sheth                            -0-              15,717,886              15,717,886               77.8

Kirit Sheth                               -0-              15,717,886              15,717,886               77.8

Starion Int'l Ltd.                        -0-               5,113,174               5,113,174               26.7

Virendra Sheth                            -0-                    -0-                      -0-                -0-

         Except with regard to Transvit Manufacturing and Virendra Sheth, each of the above figures reflects 2,400,000 shares capable of being acquired through the exercise of warrants. Except with regard to Virendra Sheth and Starion International, each of the above figures reflects 537,142 shares capable of being acquired through conversion of 537,142 of the Series A Preferred Stock. Except with regard to Virendra Sheth and Starion International, each of the above figures reflects 482,760 shares capable of being acquired through the conversion of 120,690 of the Series B Preferred Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 is incorporated by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Written Agreement of the Reporting Persons as required by Rule 13d-1, relating to the filing of this Amendment No. 18.

         2. Agreement Between the Core Sheth Families dated October 16, 2000.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: November 1, 2000                        /s/ Kirit Sheth
                                              ----------------------------------
                                              Kirit Sheth, Individually

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: November 1, 2000                        /s/ Mahendra Sheth
                                              ----------------------------------
                                              Mahendra Sheth, Individually

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: November 1, 2000                        /s/ Shashikant Sheth
                                              ----------------------------------
                                              Shashikant Sheth, Individually

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: November 1, 2000                        /s/ Virendra Sheth
                                              ----------------------------------
                                              Virendra Sheth, Individually

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: November 1, 2000


                                            By: /s/ Jamnadas Odhavji Sheth
                                               ---------------------------------
                                            Jamnadas Odhavji Sheth, Individually

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: November 1, 2000



                                            By: /s/ Jayesh Jamnadas Sheth
                                               --------------------------------
                                            Jayesh Jamnadas Sheth, Individually

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: November 1, 2000                        Starion International



                                              By: /s/ Shashikant Sheth
                                                 -------------------------------
                                              Shashikant Sheth, Director

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: November 1, 2000                     Transvit Manufacturing Corporation



                                           By: /s/ Mahendra Sheth
                                              ----------------------------------
                                           Mahendra Sheth, Director

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------
   1            Written Agreement of the Reporting Persons as required by Rule
                13d-1, relating to the filing of this Amendment No. 18.

   2            Agreement Between the Core Sheth Families dated October 16,
                2000.